Item 77I Deutsche Global Small Cap Fund (a series of
Deutsche Global/International Fund, Inc.)

Class R6 shares for Deutsche Global Small Cap Fund
(formerly DWS Global Small Cap Fund and previously,
DWS Global Small Cap Growth Fund) became effective on August 25, 2014. Class R6 shares are sold solely to participants in certain retirement plans, without a front-end sales load, a CDSC, a distribution fee or a service fee.